                                                                 Exhibit (12)(a)

                             CMS ENERGY CORPORATION
      Ratio of Earnings to Fixed Charges and Preferred Securities Dividends
                               and Distributions
                              (Millions of Dollars)

                                                   Years Ended December 31 -
                                             ------------------------------------
                                              2004   2003    2002    2001    2000
                                             -----   ----   -----   -----   -----
                                                      (b)    (c)     (d)     (e)
Earnings as defined (a)
Pretax income from continuing operations     $ 137   $ 16   $(433)  $(428)  $  (1)
Exclude equity basis subsidiaries              (88)   (41)    (39)     68    (171)
Fixed charges as defined, adjusted to
   exclude capitalized interest of $(25),
   $9, $16, $35 and $48 million for the
   years ended December 31, 2004, 2003,
   2002, 2001, and 2000, respectively (f)      649    605     518     577     561
                                             -----   ----   -----   -----   -----
Earnings as defined                          $ 698   $580   $  46   $ 217   $ 389
                                             =====   ====   =====   =====   =====
Fixed charges as defined (a)
Interest on long-term debt                   $ 560   $531   $ 404   $ 420   $ 420
Estimated interest portion of lease rental       4      7      10      11      11
Other interest charges                          49     61      34      83      34
Preferred securities dividends and
   distributions                                11     15      86      98     144
                                             -----   ----   -----   -----   -----
Fixed charges as defined                     $ 624   $614   $ 534   $ 612   $ 609
                                             =====   ====   =====   =====   =====
Ratio of earnings to fixed charges and
   preferred securities dividends and
   distributions                              1.12     --      --      --      --
                                             =====   ====   =====   =====   =====

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2003, fixed charges exceeded earnings by $34 million. Earnings as defined include $95 million of asset impairment charges.

(c) For the year ended December 31, 2002, fixed charges exceeded earnings by $488 million. Earnings as defined include $602 million of asset impairments charges.

(d) For the year ended December 31, 2001, fixed charges exceeded earnings by $395 million. Earnings as defined include $323 million of asset impairments charges.

(e) For the year ended December 31, 2000, fixed charges exceeded earnings by $220 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment.

(f) Fixed charges, adjusted as defined, excludes $25 million of previously capitalized interest that was expensed in the year ended December 31, 2004. Capitalized interest includes a $30.8 million reversal of previously recorded AFUDC/IDC on capital expenditures covered by Public Act 141.